

December 3, 2012

Via E-Mail
Glen Tomaszewski
Senior Vice President and Chief Financial Officer
Greektown Superholdings, Inc.
555 East Lafayette Boulevard
Detroit, Michigan 48226

> **Re: Greektown Superholdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-53921**

Dear Mr. Glen Tomaszewski:

We have reviewed your response letter dated November 28, 2012 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 9A – Controls and Procedures

1.   We will review your amended 10-K for compliance with comments two and four.   Please note that when you file your amendment, new certifications should be filed and all amended Items should be filed in their entirety.

2.   We have considered your response to comment three and note that management's annual report on internal control over financial reporting was inadvertently omitted.   It appears that disclosure controls and procedures were not effective in preventing this omission. Consistent with Compliance and Disclosure Interpretation 115.02, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual

report materially deficient.   Please also amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka at (202) 551-3856 or me at (202) 551-3468 if you have questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant